THE BANK OF NEW YORK MELLON

Depositary Receipts Division

240 Greenwich Street

New York, New York 10286

July 1, 2025

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Office of International Corporate Finance, Division of Corporation Finance

RE:	Registration Statement on Form F-6 filed on behalf of Mitsubishi UFJ Financial Group, Inc. (File No. 333-288371) (the “Form F-6”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing shares of ordinary shares (the “Shares”) of Mitsubishi UFJ Financial Group, Inc. (the “Company”), hereby applies to withdraw the above referenced Form F-6 pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Form F-6 are as follows:

The Form F-6 was filed on June 27, 2025 and declared effective immediately pursuant to Rule 466. The F-6 was inadvertently filed under the incorrect CIK number for Mitsubishi UFJ Lease & Finance Co., Ltd. instead of the CIK number for Mitsubishi UFJ Financial Group, Inc. No securities have been issued under the F-6.

         If you should have any questions about this application, please contact our counsel in this matter, Karen Hartman of Emmet, Marvin & Martin, LLP, at (212) 238-3106.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Shares representing ordinary shares of Mitsubishi UFJ Financial Group, Inc.

By: The Bank of New York Mellon,

as Depositary

By: /s/ Lance Miller

Name: Lance Miller

Title: Director

cc: Karen Hartman, Esq.

Emmet, Marvin & Martin, LLP

khartman@emmetmarvin.com